Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of deficiency of earnings to fixed charges and ratio of combined fixed charges to deficiency of earnings for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the six months ended June 30, 2006. As the ratios of deficiency of earnings to fixed charges and deficiency of earnings to combined fixed charges indicate less than one-to-one coverage, we have provided the coverage deficiency amounts.

Statement of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Fiscal Year Ended December 31,					6 months Ended June 30, 2006
	2001	2002	2003	2004	2005
Income (loss) before income taxes	$(17,005)	$(21,459)	$(24,037)	$(27,257)	$(43,558)	$(28,206)
Fixed charges	130	561	682	781	819	1,041

Total earnings (loss) for computation of ratio	$(16,875)	$(20,898)	$(23,355)	$(26,476)	$(42,739)	$(27,165)

Fixed Charges:
Interest expense	$—	$371	$462	$495	$505	$883
Amortization of prepayment penalty on debt	—	—	—	—	—	—
Interest attributable to rentals[1]	130	190	220	286	314	158

Total fixed charges	$130	$561	$682	$781	$819	$1,041

Ratio of earnings to fixed charges[2]	—	—	—	—	—	—

[1]	Estimate of interest attributable to rentals
[2]

Due to Stereotaxis’ losses in the years ended December 31, 2001, 2002, 2003, 2004 and the six months ended June 30, 2006, the ratio coverage was less than 1:1. Additional earnings of $17,005, $21,459, $24,037, $27,257 $43,558 and $28,205 would have been required in each of these periods, respectively, to achieve a ratio of 1:1.